UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K    |_| Form 20-F     |_| Form 11-K     |_| Form 10-Q
              |_| Form 10D     |_| Form N-SAR    |_| Form N-CSR

                                  IQ Micro Inc.

                                For Period Ended:

                               September 30, 2007
                               ------------------

|_|  Transition Report on Form 10-K        |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F        |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

                        For the Transition Period Ended:

                                   ----------


             Read attached instruction sheet before preparing form.
                             Please print or type.

                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.

                 If the notification relates to a portion of the
                  filing checked above, identify the item(s) to
                         which the notification relates:

--------------------------------------------------------------------------------

                         PART I - REGISTRANT INFORMATION


                                  IQ MICRO INC.
                             -----------------------
                             Full name of registrant

                                       N/A
                            -------------------------
                            Former name if applicable

                        500 Australian Avenue, Suite 700
            ---------------------------------------------------------
            Address of principal executive office (Street and Number)

                            West Palm Beach, FL 33401
                            -------------------------
                            City, state and zip code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

         IQ Micro Inc. (the "Company") requests additional time to file its Annual Report on Form 10-KSB for the year ended September 30, 2007.

         The Company was unable to file its Annual Report on Form 10-KSB within the prescribed time period without unreasonable effort and expense due to unforeseen delays in the collection and review of information and completion of drafting necessary responses to items required to be included in the Annual Report on Form 10-KSB.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Robert V. Rudman             (561)                 514-0118
        --------------------------   ---------------     -----------------------
                  (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  |X|  Yes       |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  |_|  Yes        |X|  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                  IQ Micro Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   December 31, 2007          By: /s/ Robert V. Rudman
        -----------------              -----------------------------------------
                                       Robert V. Rudman,
                                       Chief Financial Officer, Secretary, and
                                       Treasurer